Filed by Kensington Capital Acquisition Corp. IV

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Kensington Capital Acquisition Corp. IV

Commission File No. 001-41314

Date: August 9, 2022

AMPRIUS TECHNOLOGIES TO HOST VIRTUAL INVESTOR DAY ON AUGUST 16, 2022

FREMONT, Calif. and WESTBURY, N.Y., – August 9, 2022 – Amprius Technologies, Inc. (“Amprius”), the leader in lithium-ion batteries with its Silicon Nanowire Anode Platform, and Kensington Capital Acquisition Corp. IV (“Kensington”) (NYSE: KCAC.U), a special purpose acquisition company, today announced that Amprius will be hosting a Virtual Investor Day on Tuesday, August 16, 2022 at 1:00 pm EDT.

During the virtual event, members of Amprius’ executive team will provide an overview of Amprius and showcase its silicon anode lithium-ion battery cells. A live question and answer session with Amprius’ management will follow the formal presentation.

Registration is required for this virtual event. To register for the live event or replay of the webcast, please click here. The presentation materials will be available following the event on Amprius’ Investor Relations website at https://amprius.com/investor-relations.

In May 2022, Amprius announced that it would become a public company via a business combination with Kensington. The proposed transaction is expected to be completed in the second half of 2022.

About Amprius Technologies, Inc.

Amprius Technologies, Inc. is a leading manufacturer of high-energy and high-power lithium-ion batteries producing the industry’s highest energy density cells. The company’s corporate headquarters is in Fremont, California where it maintains an R&D lab and a pilot manufacturing facility for the fabrication of silicon nanowire anodes and cells.

For additional information, please visit amprius.com.

About Kensington Capital Acquisition Corp. IV

Kensington Capital Acquisition Corp. IV (NYSE: KCAC.U) is a special purpose acquisition company formed for the purpose of effecting a merger, stock purchase or similar business combination with a business in the automotive and automotive-related sector. Kensington’s management team of Justin Mirro, Dieter Zetsche, Bob Remenar, Simon Boag and Dan Huber is supported by a board of independent directors including Tom LaSorda, Nicole Nason, Anders Pettersson, Mitch Quain, Don Runkle, and Matt Simoncini.

Kensington’s units, subunits and warrants are currently trading on the New York Stock Exchange under the symbols “KCAC.U,” “KCA.U,” and “KCAC.WS,” respectively. Each “KCAC.U” unit contains one subunit and 1 warrant. Each “KCA.U” subunit contains one share of Kensington common stock and 1 warrant. A holder of the subunit will only be able to retain the 1 warrant underlying the subunit if the holder elects not to redeem the subunit in connection with the Business Combination. The subunits will not separate into shares of common stock and warrants until the consummation of the Business Combination.

For additional information, please visit autospac.com.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934 and the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, each as amended, including Kensington’s or Amprius’ or their management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the proposed business combination between Amprius and Kensington (the “Proposed Business Combination”) and the expansion of Amprius’ manufacturing capabilities. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Amprius’ and Kensington’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied upon by any investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Amprius and Kensington. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Business Combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Business Combination or that the approval of the equity holders of Amprius or Kensington is not obtained; failure to realize the anticipated benefits of the Proposed Business Combination; risks related to the rollout of Amprius’ business and the timing of expected business milestones; the effects of competition on Amprius’ business; supply shortages in the materials necessary for the production of Amprius’ products; the termination of government clean energy and electric vehicle incentives or the reduction in government spending on vehicles powered by battery technology; delays in construction and operation of production facilities; the amount of redemption requests made by Kensington’s public equity holders; and the ability of Kensington or the combined company to issue equity or equity-linked securities in connection with the Proposed Business Combination or in the future. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in Kensington’s periodic filings with the Securities and Exchange Commission (the “SEC”), including Kensington’s final prospectus for its initial public offering filed with the SEC on March 2, 2022 and the Registration Statement (as defined below) filed in connection with the Proposed Business Combination. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Amprius or Kensington presently know or that Amprius and Kensington currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Amprius’ and Kensington’s expectations, plans or forecasts of future events and views as of the date of this press release. Amprius and Kensington anticipate that subsequent events and developments will cause Amprius’ and Kensington’s assessments to change. However, while Amprius and Kensington may elect to update these forward-looking statements at some point in the future, Amprius and Kensington specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Amprius’ or Kensington’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither Amprius, Kensington, nor any of their respective affiliates have any obligation to update this press release other than as required by law.

Important Information and Where to Find It

This communication is being made in respect of the proposed transaction involving Kensington and Amprius. A full description of the terms of the transaction is provided in the registration statement on Form S-4 (File No. 333-265740) (as amended, the “Registration Statement”), filed with the SEC by Kensington. The Registration Statement includes a prospectus with respect to the combined company’s securities to be issued in connection with the Proposed Business Combination and a preliminary proxy statement with respect to the shareholder meeting of Kensington to vote on the Proposed Business Combination. Kensington also plans to file other documents and relevant materials with the SEC regarding the Proposed Business Combination. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus included in the Registration Statement will be mailed to the shareholders of Kensington as of the record date to be established for voting on the Proposed Business Combination. SECURITY HOLDERS OF AMPRIUS AND KENSINGTON ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS AND RELEVANT MATERIALS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION. Shareholders are able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Amprius and Kensington once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. The information contained on, or that may be accessed through the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Kensington and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Kensington in connection with the Proposed Business Combination. Amprius and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Kensington’s executive officers and directors in the solicitation by reading Kensington’s final prospectus filed with the SEC on March 2, 2022, the definitive proxy statement/prospectus, which will become available after the Registration Statement has been declared effective by the SEC, and other relevant materials filed with the SEC in connection with the Proposed Business Combination when they become available. Information concerning the interests of Kensington’s participants in the solicitation, which may, in some cases, be different from those of Kensington’s shareholders generally, is set forth in the preliminary proxy statement/prospectus included in the Registration Statement.

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, or constitute a solicitation of any vote or approval in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Kensington, Amprius or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Contacts:

Investors

Cody Slach and Sophie Pearson

Gateway

949-574-3860

IR@amprius.com

Media

Renée Maler

Philosophy PR

510-499-9746

renee@philosophypr.com

For Kensington

Dan Huber

Chief Financial Officer

dan@kensington-cap.com

703-674-6514